Exhibit 12.1

INSURANCE AUTO AUCTIONS INC.

RATIO OF EARNINGS TO FIXED CHARGES

						Six months ended June 27, 2004	Dec 27, 2004 through May 25, 2005	May 26, 2005 through June 26, 2005
(In thousands)	2000	2001	2002	2003	2004
Fixed charges
Interest expense, net (1)	116	763	507	1,375	1,505	887	567	2,642
Interest factor attributable to rentals	5,295	6,760	7,359	7,493	8,025	3,908	3,583	715

Fixed Charges	5,411	7,523	7,866	8,868	9,530	4,795	4,150	3,357

Earnings
Pre-tax (loss) income from continuing operations	17,778	(5,972)	7,023	3,636	19,404	8,346	4,459	(5,811)
Plus fixed charges	5,411	7,523	7,866	8,868	9,530	4,795	4,150	3,357

Earnings	23,189	1,551	14,889	12,504	28,934	13,141	8,609	(2,454)

Ratio of earnings to fixed charges	4.3	—	1.9	1.4	3.0	2.7	2.1	—
Deficiency	—	(5,972)	—	—	—	—	—	(5,811)

(1) Includes amortization on debt issueance cost.